Filed pursuant to Rule 424(b)(5)

Registration No. 333-157658

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Debt Securities	$2,250,000,000	$125,550	(1)

(1)	The filing fee of $125,550 is calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed pursuant to Rule 424(b)(5)
Registration No. 333-157658

PROSPECTUS SUPPLEMENT

(To prospectus dated March 3, 2009)

U.S.$750,000,000 9.0% notes due 2015

Issue price 98.931%

Interest payable February 15 and August 15

U.S.$1,500,000,000 9.850% notes due 2019

Issue price 97.522%

Interest payable June 1 and December 1

We are offering U.S.$750,000,000 aggregate principal amount of our 9.0% notes due February 15, 2015 (the “Series 2015 Notes”), and U.S.$1,500,000,000 aggregate principal amount of our 9.850% notes due June 1, 2019 (the “Series 2019 Notes”). We refer to the Series 2015 Notes and the Series 2019 Notes collectively as the “notes.”

The interest rate payable on the notes will be subject to adjustment from time to time if the rating assigned to the notes is downgraded (or subsequently upgraded) under the circumstances described in this prospectus supplement.

We may redeem the notes of any series, in whole or in part from time to time, at a make-whole redemption price described in this prospectus supplement. We may also redeem the notes at par if certain tax-related events occur (as described in more detail in this prospectus supplement). We may be required to make an offer to purchase all or a portion of each holder’s notes upon the occurrence of certain change of control events at a purchase price equal to 101% of the principal amount tendered plus accrued and unpaid interest, if any, to the date of purchase.

The notes will be unsecured and unsubordinated obligations of ArcelorMittal and will rank equally with ArcelorMittal’s unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to all of ArcelorMittal’s existing and future secured indebtedness to the extent of the value of the collateral by which it is secured and to all existing and future indebtedness of ArcelorMittal’s subsidiaries with respect to the assets of those subsidiaries. The notes will be issued in minimum denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

The notes are expected to be assigned a rating of “Baa2” by Moody’s Investor Services, Inc. (“Moody’s”), “BBB+” by Standard & Poor’s Ratings Services (“Standard & Poor’s”) and “BBB+” by Fitch Inc. (“Fitch”).

See “Risk Factors” beginning on page 1 of the accompanying prospectus for a discussion of certain risks that you should consider in connection with an investment in the notes.

	Issue Price(1)	Underwriting discounts	Proceeds, before expenses, to ArcelorMittal

Per Series 2015 Note	98.931%	0.35%	98.581%

Total	$741,982,500	$2,625,000	$739,357,500

Per Series 2019 Note	97.522%	0.45%	97.072%

Total	$1,462,830,000	$6,750,000	$1,456,080,000

(1)	Plus accrued interest from May 20, 2009 (if any).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Delivery of the notes in book-entry form will be made on or about May 20, 2009 through the Depository Trust Company for the accounts of its participants, including Clearstream and the Euroclear system.

Bookrunners

Citi	HSBC	J.P. Morgan
Global Coordinator

Deutsche Bank Securities	Goldman, Sachs & Co.	Morgan Stanley

Co-lead Managers

Santander	Scotia Capital

The date of this prospectus supplement is May 13, 2009

Prospectus Supplement

PROSPECTUS SUPPLEMENT SUMMARY	S-1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	S-7
RECENT DEVELOPMENTS	S-8
USE OF PROCEEDS	S-11
CAPITALIZATION AND INDEBTEDNESS	S-12
DESCRIPTION OF NOTES	S-14
ADDITIONAL TAX CONSIDERATIONS	S-23
UNDERWRITING	S-24
EXPENSES OF THE OFFERING	S-27
VALIDITY OF NOTES	S-27

Prospectus

ABOUT THIS PROSPECTUS	i
RISK FACTORS	1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	18
WHERE YOU CAN FIND MORE INFORMATION	18
FORWARD-LOOKING STATEMENTS	19
PRESENTATION OF CERTAIN INFORMATION	21
ARCELORMITTAL	22
USE OF PROCEEDS	24
CAPITALIZATION AND INDEBTEDNESS	24
RATIO OF EARNINGS TO FIXED CHARGES	24
DESCRIPTION OF DEBT SECURITIES	26
CLEARANCE AND SETTLEMENT	38
TAX CONSIDERATIONS	41
PLAN OF DISTRIBUTION	45
VALIDITY OF SECURITIES	47
EXPERTS	47

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. No person has been authorized to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. ArcelorMittal is not making an offer to sell these securities in any jurisdiction where the offer or sale are not permitted. This document may only be used where it is legal to sell these securities.

You should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus supplement. ArcelorMittal’s business, financial condition, results of operations and prospects may have changed since that date.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about ArcelorMittal and the notes being offered. It may not contain all of the information that may be important to you. Before investing in the notes, you should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus carefully for a more complete understanding of ArcelorMittal’s business and this offering.

ArcelorMittal Overview

ArcelorMittal is the world’s largest and most global steel producer based on production volumes. It results from the combination in 2006 of Mittal Steel and Arcelor, at the time respectively the world’s largest and second largest steel companies by production volume.

ArcelorMittal had sales of approximately $124.9 billion, steel shipments of approximately 101.7 million tonnes and crude steel production of approximately 103.3 million tonnes for the year ended December 31, 2008, as compared to sales of approximately $105.2 billion, steel shipments of approximately 109.7 million tonnes and crude steel production of approximately 116.4 million tonnes for the year ended December 31, 2007.

ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2008 was $9.4 billion, as compared with net income attributable to equity holders of the parent of $10.4 billion for the year ended December 31, 2007.

As of December 31, 2008, ArcelorMittal had equity of $59.2 billion, total debt of $34.1 billion and cash and cash equivalents, including restricted cash, of $7.6 billion, as compared to equity of $61.5 billion, total debt of $30.6 billion and cash and cash equivalents, including restricted cash, of $8.1 billion as of December 31, 2007.

ArcelorMittal has been built on a management strategy that emphasizes size and scale, vertical integration, product diversity and quality, continuous growth in higher value products, a strong employee well-being and customer service focus. ArcelorMittal intends to continue to play a leading role in the consolidation of the global steel industry and to remain the global leader in the steel industry. The Company’s three-dimensional strategy, as described in our 2008 Form 20-F incorporated by reference herein, is its key to sustainability and growth. ArcelorMittal has unique geographical and product diversification coupled with upstream and downstream integration designed to minimize risk caused by cyclicality.

Recent Developments

For a description of certain recent developments relating to ArcelorMittal, see “Recent Developments” in this prospectus supplement.

Corporate and Other Information

ArcelorMittal is a public limited liability company (société anonyme) that was incorporated under the laws of Luxembourg on June 8, 2001. ArcelorMittal is registered at the R.C.S. Luxembourg under number B 82.454. The mailing address and telephone number of ArcelorMittal’s registered office are: 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, tel: +352 4792-2414. ArcelorMittal’s agent for U.S. federal securities law purposes is ArcelorMittal USA Inc., 1 South Dearborn, Chicago, Illinois 60603, United States of America.

Summary of the Offering

The following is a brief summary of the terms of this offering. For a more complete description of the terms of the notes, see “Description of Notes” in this prospectus supplement.

Issuer	ArcelorMittal

Notes offered	•	U.S.$750,000,000 in principal amount of 9.0% notes due 2015

•	U.S.$1,500,000,000 in principal amount of 9.850% notes due 2019

Issue price	•	Series 2015 Notes: 98.931% of the principal amount

•	Series 2019 Notes: 97.522% of the principal amount

Maturity	•	Series 2015 Notes: February 15, 2015

•	Series 2019 Notes: June 1, 2019

Interest rate	•	The Series 2015 Notes will bear interest at the rate of 9.0% per annum from May 20, 2009 based upon a 360-day year consisting of twelve 30-day months.

•	The Series 2019 Notes will bear interest at the rate of 9.850% per annum from May 20, 2009 based upon a 360-day year consisting of twelve 30-day months.

The interest rate payable on the notes will be subject to adjustment from time to time if the rating assigned to the notes is downgraded (or subsequently upgraded) under the circumstances described in this prospectus supplement. See “Description of Notes—Payments of Principal and Interest—Interest Rate Adjustment Based on Rating Events.”

Interest payment dates

Interest on the Series 2015 Notes will be payable semi-annually in arrears on February 15 and August 15 of each year, commencing on August 15, 2009. Interest on the Series 2019 Notes will be payable semi-annually in arrears on June 1 and December 1 of each year, commencing on December 1, 2009.

Ranking

The notes will be ArcelorMittal’s unsecured and unsubordinated obligations and will rank equally in right of payment with all of its other unsecured and unsubordinated debt. The notes will be effectively subordinated to all of ArcelorMittal’s existing and future secured indebtedness to the extent of the value of the collateral by which it is secured and to all existing and future indebtedness of its subsidiaries with respect to the assets of those subsidiaries. The notes do not restrict ArcelorMittal’s ability or the ability of its subsidiaries to incur additional indebtedness in the future. As of March 31, 2009, ArcelorMittal’s total consolidated debt was approximately U.S.$30.7 billion.

Additional Amounts	In the event that any withholding or deduction is required by the laws of Luxembourg or certain other jurisdictions, ArcelorMittal will pay additional amounts so that the amount you receive after the withholding tax or deduction will equal the amount that you would have received if no withholding tax or deduction had been applicable, subject to some exceptions. See “Description of Debt Securities—Additional Amounts” in the accompanying prospectus.

Covenants

The indenture relating to the notes contains restrictions on ArcelorMittal’s ability to pledge assets and to merge or engage in similar transactions. For a more complete description see “Description of Debt Securities—Consolidation, Merger, Conveyance or Transfer” and “Description of Debt Securities—Negative Pledge” in the accompanying prospectus.

Redemption Events

Optional Redemption. ArcelorMittal may redeem the notes of any series in whole or in part from time to time at ArcelorMittal’s option by paying the greater of (1) the principal amount of the notes to be redeemed and (2) the applicable make-whole amount, in each case plus accrued and unpaid interest to the redemption date. See “Description of Notes—Redemption, Exchange and Purchase—Redemption at the Option of the Company.”

Tax Redemption. If, due to certain changes in tax treatment in Luxembourg or certain other jurisdictions, ArcelorMittal would be required to pay additional amounts on the notes as described under “Description of Debt Securities—Additional Amounts” in the accompanying prospectus, ArcelorMittal may redeem the notes in whole but not in part at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest to the date of redemption. See “Description of Debt Securities—Redemption, Exchange and Purchase—Redemption for Taxation Reasons” in the accompanying prospectus.

Offer to Purchase Upon a Change of Control

Upon the occurrence of certain change of control events, ArcelorMittal may be required to make an offer to purchase all or a portion of each holder’s notes at a purchase price equal to 101% of the principal amount tendered plus accrued and unpaid interest to the date of purchase. See “Description of Notes—Redemption, Exchange and Purchase—Offer to Purchase upon a Change of Control.”

Use of proceeds	ArcelorMittal intends to use the net proceeds from the sale of the notes to refinance existing indebtedness. See “Use of Proceeds” for additional details.

Listing	The notes will not be listed.

Trustee, registrar, principal paying agent and transfer agent	HSBC Bank USA, National Association.

Rating	The notes are expected to be assigned a rating of “Baa2” by Moody’s “BBB+” by Standard & Poor’s and “BBB+” by Fitch.

Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by ArcelorMittal and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the notes. Each rating should be evaluated independently of any other rating.

For recent announcements by these ratings agencies regarding the Company’s credit ratings, see “Recent Developments—Other Recent Developments.”

Governing law	The indenture and the notes will be governed by the laws of the State of New York.

Risk Factors

See “Risk Factors” in the accompanying prospectus and the other information included or incorporated by reference in the accompanying prospectus for a discussion of the factors you should carefully consider before investing in the notes.

Global Notes Codes	Series 2015 Notes Registered Global Note: CUSIP: 03938L AL8 ISIN: US03938LAL80	Series 2019 Notes Registered Global Note: CUSIP: 03938L AM6 ISIN: US03938LAM63

Summary Consolidated Financial Information and Operating Data

The following tables present selected consolidated financial information of ArcelorMittal and, where relevant, of Mittal Steel, as of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, prepared in accordance with IFRS. This selected consolidated financial information should be read in conjunction with the ArcelorMittal Consolidated Financial Statements, including the notes thereto, included elsewhere in this prospectus supplement.

Statement of Income Data

(Amounts in $ millions except per share data and percentages)

	For the year ended December 31,
	2004	2005	2006	2007	2008
Sales(1)	$20,612	$28,132	$58,870	$105,216	$124,936
Cost of sales (including depreciation and impairment)(2)(3)	14,422	22,341	48,378	84,953	106,110
Selling, general and administrative	676	1,062	2,960	5,433	6,590
Operating income	5,514	4,729	7,532	14,830	12,236
Operating income as percentage of sales	26.80%	16.80%	12.80%	14.10%	9.79%
Other income—net	1,143	214	49	—	—
Income from investments in associates and joint ventures	149	86	301	985	1,653
Financing costs—net	(214)	(353)	(654)	(927)	(2,352)
Income before taxes	6,592	4,676	7,228	14,888	11,537
Net income (including minority interest)	5,625	3,795	6,106	11,850	10,439
Net income attributable to equity holders of the parent	5,210	3,301	5,247	10,368	9,399
Basic earnings per common share(4)	$8.10	$4.80	$5.31	$7.41	$6.80
Diluted earnings per common share(4)	$8.10	$4.79	$5.30	$7.40	$6.78
Dividends declared per share(5)	—	$0.30	$0.50	$1.30	$1.50

Balance Sheet Data

(Amounts in $ millions except share data)

	As of December 31,
	2004	2005	2006	2007	2008
Cash and cash equivalents, including short-term investments and restricted cash	$2,634	$2,149	$6,146	$8,105	$7,587
Property, plant and equipment	11,058	19,045	54,573	61,994	60,755
Total assets	21,692	33,867	112,681	133,625	133,088
Short-term debt and current portion of long-term debt	341	334	4,922	8,542	8,409
Long-term debt, net of current portion	1,639	7,974	21,645	22,085	25,667
Net assets	11,079	15,457	50,228	61,535	59,230

Other Data

(Amounts in $ millions except volume data)

	For the year ended December 31,
	2004	2005	2006	2007	2008
Net cash provided by operating activities	$4,300	$3,874	$7,122	$16,532	$14,652
Net cash (used in) investing activities	(656)	(7,512)	(8,576)	(11,909)	(12,428)
Net cash (used in) provided by financing activities	(2,118)	3,349	5,445	(3,417)	(2,132)
Total production of crude steel (thousands of tonnes)	39,362	48,916	85,620	116,415	103,326
Total shipments of steel products (thousands of tonnes)(6)	35,067	44,614	78,950	109,724	101,691

(1)

Including $2,235 million, $2,339 million, $3,847 million, $4,767 million and $6,411 million of sales to related parties for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively. (See note 13 to the ArcelorMittal Consolidated Financial Statements.)

(2)

Including $1,021 million, $914 million, $1,740 million, $2,408 million and $2,391 million of purchases from related parties for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

(3)	Including depreciation and impairment of $734 million, $1,113 million, $2,324 million, $4,570 million and $6,100 million for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively.
(4)

Earnings per common share are computed by dividing net income attributable to equity holders of ArcelorMittal by the weighted average number of common shares outstanding during the periods presented, considering retroactively the shares issued by Mittal Steel in connection with its acquisition of LNM Holdings N.V. in 2004.

(5)	This does not include the dividends declared in 2004 by LNM Holdings prior to its acquisition by Ispat International (a predecessor entity of Mittal Steel).
(6)	Shipment volumes of steel products for the operations of the Company include certain inter-company shipments.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” the information we file with it, which means that we may disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and certain later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference our annual report on Form 20-F for the year ended December 31, 2008 (File No. 333-146371), which is referred to as our “2008 Form 20-F”. We also incorporate by reference the following report filed by us on Form 6-K and available on the SEC website:

•

Report on Form 6-K filed on April 29, 2009 and indicating incorporation by reference into the March 3, 2009 Form F-3 and prospectus therein, incorporating a press release entitled “ArcelorMittal Reports First Quarter 2009 Results.”

We also incorporate by reference into this prospectus any future filings made with the SEC under Sections 13(a), 13(c) or 15(d) of the Exchange Act of 1934, as amended (which is referred to as the “Exchange Act”), before the termination of the offering, and, to the extent designated therein, reports on Form 6-K that we furnish to the SEC before the termination of the offering.

Any statement contained in the 2008 Form 20-F shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings, at no cost, by writing or telephoning us at ArcelorMittal USA Inc., 1 South Dearborn Street, 19th Floor, Chicago, IL 60603, Attention: Ms. Lisa M. Fortuna, Manager, Investor Relations, telephone number: (312) 899-3985.

RECENT DEVELOPMENTS

First Quarter 2009 Results

ArcelorMittal announced results for the three months ended March 31, 2009, which included:

Highlights for the three months ended March 31, 2009

•	Shipments of 16.0 million tonnes, down 6% as compared to the three months ended December 31, 2008

•	Sales of $15.1 billion, down 32% as compared to three months ended December 31, 2008

•	Operating loss of $1.5 billion

•	Net loss of $1.1 billion due in part to $1.2 billion pre-tax charges related primarily to write-downs of inventories

•

Long-term debt, net of current portion plus payable to banks and current portion of long-term debt, less cash and cash equivalents and restricted cash of $26.7 billion at the end of March 31, 2009 and cash and cash equivalents (including restricted cash) plus amounts available to be drawn under existing bank lines at March 31, 2009 of $11.6 billion (amount does not include proceeds of $1.6 billion (€1.25 billion) from the convertible bond issued on April 1, 2009).

Second Quarter 2009 Outlook

•	The Company expects second quarter 2009 operating results to be slightly positive.

Forward Start facilities

On February 11, 2009, ArcelorMittal announced that it had secured commitments from banks for two Forward Start facilities totaling $4.8 billion, subject to certain conditions. A Forward Start facility provides a borrower with a committed facility to refinance an existing facility, and therefore certainty as to the availability of funds for that refinancing. A Forward Start facility is typically entered into at a time well before a refinancing facility would ordinarily be put in place. The existing facility is not amended and continues in force. ArcelorMittal decided to enter into these facilities in order to secure significant liquidity in advance in the event that difficult credit market conditions persist for longer than expected.

Of the $4.8 billion in Forward Start commitments secured, $3.2 billion in commitments secured may be used to refinance the $4 billion revolving credit facility entered into on May 13, 2008, which was amended on October 23, 2008 and which is scheduled to mature in 2009 or (if extended) 2010 (as to approximately one-third) and 2011 (as to approximately two-thirds). A $3.2 billion revolving credit facility in respect of these Forward Start commitments was entered into on February 13, 2009 (the “$3.2 Billion Refinancing Facility”).

On March 30, 2009, ArcelorMittal announced that it had secured an additional $1.2 billion of commitments from banks, which, together with the remaining $1.6 billion in Forward Start commitments announced on February 11, 2009, may be used to refinance at maturity the $3.2 billion term and revolving credit facility, which was amended on February 6, 2007 and on March 14, 2008 and which is scheduled to mature in 2010. A $2.8 billion revolving credit facility in respect of these Forward Start commitments (the “2005 Refinancing Facility”) was entered into on March 26, 2009.

On April 29, 2009, ArcelorMittal announced that it had obtained commitments in principle for a further $0.3 billion from additional banks during a further phase of its Forward Start facilities, subject to certain conditions.

Each of the $3.2 Billion Refinancing Facility and the 2005 Refinancing Facility contains a provision having the effect of automatically cancelling on a pro rata basis the aggregate commitments under those facilities by an aggregate amount equal to 75% of the net proceeds of certain offerings of debt securities (including the OCEANE offering closed April 1, 2009, the convertible senior notes offering closed May 6, 2009 and the notes to which this prospectus supplement relates) and equity securities (including the ArcelorMittal common shares sold on May 6, 2009) until the commitments under the facilities are reduced to 50% of the original commitments, and by an aggregate amount equal to 33.33% of the net proceeds thereafter.

Recent Developments in Legal Proceedings

On May 7, 2009, ArcelorMittal and the Czech Government agreed to resolve all pending arbitration and litigation regarding the privatization of Nova Hut and Vitkovice Steel. The parties agreed to the following:

•	ArcelorMittal agreed to an amicable settlement of all pending litigation and arbitration cases against the Czech Government and its related entities;

•

ArcelorMittal will increase its stake in ArcelorMittal Ostrava to approximately 83% by acquiring a 10.9% stake held by the Czech Government for approximately $339 million at the current exchange rate. The consideration will be payable over a period of time as agreed between the parties; and

•	As a part of the overall settlement agreement, ArcelorMittal Ostrava concluded a long-term supply agreement for hot metal to Evraz Vitkovice Steel.

During the first quarter of 2009, several counterparties under raw material supply agreements filed claims against ArcelorMittal subsidiaries for breach of contract, alleging failure to take delivery and pay for contractually fixed quantities of raw materials at fixed prices. The aggregate amount of these claims is approximately $350 million. The claims are currently under review by the Company.

Other Recent Developments

On May 12, 2009, ArcelorMittal’s Annual General Meeting of shareholders held in Luxembourg approved all resolutions on the agenda. In particular, the shareholders acknowledged the expirations of the mandates of Michel Marti, Sergio Silva de Freitas, Wilbur L. Ross, Narayanan Vaghul, François Pinault and Jean-Pierre Hansen, and they elected Wilbur L. Ross, Narayanan Vaghul and François Pinault as members of the Board of Directors. Ignacio Fernández Toxo stepped down from the Board of Directors effective May 12. ArcelorMittal had also convened its shareholders to an Extraordinary General Meeting (which was scheduled to vote on a capital increase of the Company that would permit, among other things, delivery to Ispat International Investments, SL of 98 million Company common shares borrowed by the Company in connection with its share offering that closed on May 6, 2009). However, the quorum required for that meeting was not reached, and the Extraordinary General Meeting will therefore be reconvened to a new date to be announced in due course.

On May 6, 2009, ArcelorMittal closed its offerings of 140,882,634 common shares and 5.00% convertible senior notes due 2014, the total aggregate proceeds from which totaled $4 billion before deduction of underwriting discounts and commissions and expenses (following full exercise by the underwriters’ of their over-allotment options).

On April 29, 2009, Standard & Poor’s placed on Credit Watch with negative implications its BBB+ long-term corporate credit and debt ratings on ArcelorMittal, citing a broad and severe weakening of ArcelorMittal’s operating performance, caused by very difficult market conditions in the steel sector.

After having already suspended its previously announced policy to return 30% of net income to shareholders through an annual base dividend supplemented by share buy-backs, on April 28, 2009, the Company formally announced the termination effective immediately of the share buyback programs authorized by the shareholders on May 13, 2008 and under which shares were repurchased until September 5, 2008.

On April 8, 2009, ArcelorMittal announced that it would be necessary to continue to suspend and optimize production to ensure the Company is well adapted to the market reality. All production suspensions are expected to be temporary and will be reviewed on a regular basis, and the company expects to maintain all equipment during the suspension period to ensure that production can be re-started as swiftly as possible when market conditions improve. The European Works Council and ArcelorMittal agreed that there would now be strong and transparent social dialogue about the production suspensions at local site level with the relevant Works Councils and employees.

On April 7, 2009, Moody’s placed ArcelorMittal’s Baa2 long-term and P2 short-term ratings on review for possible downgrade in light of continued weakness in the steel markets.

On April 1, 2009, ArcelorMittal closed a €1.25 billion convertible bond offering (OCEANE).

On March 20, 2009, Fitch placed ArcelorMittal’s rating of BBB+ on Rating Watch Negative, citing evidence of a further weakening of the global economy and steel market conditions beyond the agency’s previous expectations, and uncertain volume and pricing trends for 2009 and 2010. Fitch said its action was triggered in part by a profit warning issued the day before by another major steel producer, which had cited an increase in the speed and severity of the deterioration of steel market conditions in recent weeks. Fitch noted ArcelorMittal’s initiatives in response to the economic downturn, including its significant steel production, cost, capital expenditure and dividend reductions, but stated its concern that these initiatives may not be sufficient to offset weakening demand from customers, particularly the automotive and construction sectors.

On March 19, 2009, ArcelorMittal announced that the shares of its Canadian subsidiary Dofasco, which had been held by Strategic Steel Stichting, a Dutch foundation created in 2006 for the sole purpose of holding custody of Dofasco’s shares, will be transferred back to the ArcelorMittal group. In response to market speculation, ArcelorMittal stated that it has no plans to sell Dofasco.

On February 12, 2009, Standard & Poor’s revised its outlook on ArcelorMittal to negative from stable, while affirming the Company’s BBB+ long-term corporate credit rating.

Employees

As of March 31, 2009, ArcelorMittal had approximately 305,000 employees.

USE OF PROCEEDS

The net proceeds of the offering, after deduction of underwriting discounts and commissions and expenses of approximately $490,000, amount to approximately $2.2 billion. ArcelorMittal intends to use the proceeds to refinance existing indebtedness. The existing indebtedness to be repaid currently bears interest at the rate of Libor/Euribor plus approximately 0.32% and consists of bank debt with varying maturity dates ranging from 2009 to 2012.

CAPITALIZATION AND INDEBTEDNESS

The following table, which has been prepared in accordance with IFRS, sets forth our capitalization as of March 31, 2009:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the issuance and sale on April 1, 2009 of our 7.25% bonds convertible into and/or exchangeable for new or existing ArcelorMittal shares due April 1, 2014 (the “Euro Convertible Notes”) and the application of the net proceeds thereof, (ii) the issuance and sale on May 6, 2009 of $800 million aggregate principal amount of 5.00% Convertible Senior Notes due 2014 (the “USD Convertible Notes”) and the application of the net proceeds thereof and (iii) the sale on May 6, 2009 of 140,882,634 common shares at a public offering price of $22.77 or €17.10 per share (the “Common Shares”) and the application of the net proceeds thereof; and

•

on a pro forma as adjusted basis to give further effect to (i) the issuance and sale of $750,000,000 aggregate principal amount of 9.0% Notes due 2015 in this note offering, and the application of the net proceeds thereof, after deducting the estimated underwriting discount and offering expenses; and (ii) the issuance and sale of $1,500,000,000 aggregate principal amount of 9.850% Notes due 2019 in this note offering, and the application of the net proceeds thereof, after deducting the estimated underwriting discount and offering expenses, in each case as described under “Use of Proceeds.”

You should read this table with the ArcelorMittal Consolidated Financial Statements and the notes thereto incorporated by reference into this prospectus.

	As of March 31, 2009 (Unaudited) (Amounts in $ millions)
	Actual	Pro Forma(1)(2)(3)	Pro Forma as Adjusted(4)
Short-term borrowings, including current portion of long-term debt	7,614	7,614	7,614
Secured and Unguaranteed	20	20	20
Guaranteed and Unsecured	246	246	246
Secured and Guaranteed	0	0	0
Unsecured/Unguaranteed	7,348	7,348	7,348
Long-term borrowings, net of current portion	23,076	19,875	19,930
Secured and Unguaranteed	115	115	115
Guaranteed and Unsecured	4,900	4,900	4,900
Secured and Guaranteed	422	422	422
Unsecured/Unguaranteed	17,639	14,438	14,493
Equity attributable to the equity holders of the parent	51,762	54,970	54,970
Minority interests	3,698	3,698	3,698
Total shareholders’ equity	55,460	58,668	58,668
Total capitalization (Total shareholder’s equity plus Short-term borrowings plus Long-term borrowings)	86,150	86,157	86,212

(1)

The Company will evaluate the Euro Convertible Notes and the USD Convertible Notes under IAS 32 and other related literature to determine whether any provisions in the notes will be separately accounted for as an embedded derivative financial instrument. If the Company determines that there is an embedded derivative instrument, it would be reflected separately on the balance sheet as a liability at fair value and the liability associated with the respective convertible notes would be reduced by the initial fair value of the embedded derivative. The value of the embedded derivative instruments, if any, would be adjusted quarterly for changes in fair values through the income statement.

(2)	The net proceeds of the Euro Convertible Notes, the USD Convertible Notes and the Common Shares were used to repay $5,625 million of long-term, unsecured and unguaranteed indebtedness.
(3)

Assumes that all 98 million shares borrowed by the Company from Ispat International Investments, SL pursuant to the share lending arrangements entered into in connection with the Company’s offerings of USD Convertible Notes and Common Shares described above are returned using new shares.

(4)

Pending finalization of the allocation of the net proceeds to the different maturities of indebtedness to be repaid as described under “Use of Proceeds,” this table assumes that all of the net proceeds will be used to pay long-term debt.

Except as disclosed herein, there have been no material changes in ArcelorMittal’s consolidated capitalization and indebtedness since March 31, 2009.

As of March 31, 2009, ArcelorMittal had guaranteed approximately $5.6 billion of debt of its subsidiaries, which include ArcelorMittal Finance, Mittal Steel Delaware Partnership as well as operating subsidiaries.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes supplements the description of the general terms set forth in the accompanying prospectus under the heading “Description of Debt Securities”. It is important for you to consider the information contained in the accompanying prospectus and this prospectus supplement before making your decision to invest in the notes. If any specific information regarding the notes in this prospectus supplement is inconsistent with the more general terms of the notes described in the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

General

ArcelorMittal will issue the Series 2015 Notes and the Series 2019 Notes (collectively, the “notes”) under an indenture expected to be dated as of the Closing Date, between us and HSBC Bank USA, National Association, as Trustee. The terms of the notes include those expressly set forth in the indenture and supplemental indenture (collectively, the “indenture”) and those made part of the indenture by reference to the U.S. Trust Indenture Act of 1939, as amended.

In this section, references to “we,” “us” and “our” are to ArcelorMittal only and do not include our subsidiaries or affiliates.

References to “holders” mean those who have notes registered in their names on the books that ArcelorMittal or the Registrar maintain for this purpose, and not those who own beneficial interests in notes issued in book-entry form through The Depository Trust Company or in notes registered in street name. Owners of beneficial interests in the notes should refer to “Clearance and Settlement” in the accompanying prospectus.

The Series 2015 Notes will be issued in an aggregate principal amount of $750,000,000 and the Series 2019 Notes will be issued in an aggregate principal amount of $1,500,000,000, subject to our ability to issue additional notes, which may be of the same series as the Series 2015 Notes or the Series 2019 Notes, as described below under “—Additional Notes.”

The indenture and the notes do not limit the amount of indebtedness that may be incurred or the amount of securities that may be issued by us, and contain no financial or similar restrictions on us, except as described in the accompanying prospectus under “Description of Debt Securities—Negative Pledge” and “Description of Debt Securities—Consolidation, Merger, Conveyance or Transfer.”

The notes will be issued in fully registered, book-entry form only without interest coupons in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

Ranking

The notes will be our unsecured and unsubordinated obligations and will rank equally with all of our other existing and future unsecured and unsubordinated debt (including indebtedness and guarantees).

Payments of Principal and Interest

The Series 2015 Notes will mature on February 15, 2015 and will bear interest at a rate of 9.0% per annum, from May 20, 2009. The Series 2019 Notes will mature on June 1, 2019 and will bear interest at a rate of 9.850% per annum, from May 20, 2009.

ArcelorMittal will pay interest on the Series 2015 Notes semi-annually in arrears on February 15 and August 15 of each year, commencing on August 15, 2009 to the holders in whose names the notes are registered at the close of business on February 1 and August 1, respectively, immediately preceding the relevant interest payment date. ArcelorMittal will pay interest on the Series 2019 Notes semi-annually in arrears on June 1 and December 1 of each year, commencing on December 1, 2009 to the holders in whose names the notes are registered at the close of business on May 15 and November 15, respectively, immediately preceding the relevant interest payment date. Interest on the notes will accrue from the Closing Date or from the most recent interest payment date on which the interest has been paid to (but excluding) the relevant interest payment date. The period beginning on the Closing Date and ending on the first interest payment date and each successive period beginning on an interest payment date and ending on the next succeeding interest payment date is called an “interest period.” The amount of interest payable on the notes for any interest period will be computed on the basis of a 360-day year of twelve 30-day months.

The notes will not be redeemable by us, except as described below under “—Redemption, Exchange and Purchase.”

If an interest payment date or the maturity date in respect of the notes is not a “Business Day” (defined below) in the place of payment, ArcelorMittal will pay interest or principal, as the case may be, on the next Business Day. Payments postponed to the next Business Day in this situation will be treated under the indenture as if they were made on the original due date. Postponement of this kind will not result in a default under the notes or the indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a Business Day. The term “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in the City of New York, Paris or Luxembourg or a place of payment (which shall have been notified in writing to the Trustee) are authorized by law, regulation or executive order to close.

Interest Rate Adjustment Based on Rating Events

The interest rate payable on the notes of each series will be subject to adjustments from time to time if either Moody’s or Standard & Poor’s or, in either case, any substitute rating agency thereof downgrades (or subsequently upgrades) the debt rating assigned to the notes of that series, in the manner described below. A substitute rating agency means a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the United States Securities Exchange Act of 1934, as amended, selected by us (as certified by a certificate of officers confirming the decision of our Board of Directors) as a replacement agency for Moody’s or Standard & Poor’s, or both of them, as the case may be.

If the rating from Moody’s (or any substitute rating agency thereof) of the notes of a series is decreased to a rating set forth in the immediately following table, the interest rate on the notes of that series will increase such that it will equal the interest rate payable on the notes of that series on the date of their issuance plus the percentage set forth opposite the ratings from the table below:

Moody’s Rating*	Percentage
Ba1	0.25%
Ba2	0.50%
Ba3	0.75%
B1 or below	1.00%

*	Including the equivalent ratings of any substitute rating agency.

If the rating from Standard & Poor’s (or any substitute rating agency thereof) of the notes of a series is decreased to a rating set forth in the immediately following table, the interest rate on the notes of that series will increase such that it will equal the interest rate payable on the notes of that series on the date of their issuance plus the percentage set forth opposite the ratings from the table below:

Standard & Poor’s Rating*	Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%

*	Including the equivalent ratings of any substitute rating agency.

If at any time the interest rate on the notes of a series has been adjusted upward and either Moody’s or Standard & Poor’s (or, in either case, a substitute rating agency thereof), as the case may be, subsequently increases its rating of the notes of that series to any of the threshold ratings set forth above, the interest rate on the notes of that series will be decreased such that the interest rate for the notes of that series equals the interest rate payable on the notes of that series on the date of their issuance plus the percentages set forth opposite the ratings from the tables above in effect immediately following the increase. If Moody’s (or any substitute rating agency thereof) subsequently increases its rating of the notes of a series to Baa3 (or its equivalent, in the case of a substitute rating agency) or higher, and Standard & Poor’s (or any substitute rating agency thereof) increases its rating to BBB- (or its equivalent, in the case of a substitute rating agency) or higher, the interest rate on the notes of that series will be decreased to the interest rate payable on the notes of that series on the date of their issuance. In addition, the interest rates on the notes of each series will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by either or both rating agencies) if the notes of that series become rated A3 and A- (or the equivalent of either such rating, in the case of a substitute rating agency) or higher by Moody’s and Standard & Poor’s (or, in either case, a substitute rating agency thereof), respectively (or one of these ratings if the notes are only rated by one rating agency).

Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody’s or Standard & Poor’s (or, in either case, a substitute rating agency thereof), shall be made independent of any and all other adjustments. In no event shall (1) the interest rate for the notes of a series be reduced to below the interest rate payable on the notes of that series on the date of their issuance or (2) the total increase in the interest rate on the notes of a series exceed 2.00% above the interest rate payable on the notes of that series on the date of their issuance.

No adjustments in the interest rate of the notes of a series shall be made solely as a result of a rating agency ceasing to provide a rating of such series of notes. If at any time fewer than two rating agencies provide a rating of the notes of a series for a reason beyond our control, we will use our commercially reasonable efforts to obtain a rating of such series of notes from a substitute rating agency, to the extent one exists, and if a substitute rating agency exists, for purposes of determining any increase or decrease in the interest rate on the notes of a series pursuant to the tables above (a) such substitute rating agency will be substituted for the last rating agency to provide a rating of such series of notes but which has since ceased to provide such rating, (b) the relative rating scale used by such substitute rating agency to assign ratings to senior unsecured debt will be determined in good faith by an independent investment banking institution of national standing appointed by us and, for purposes of determining the applicable ratings included in the applicable table above with respect to such substitute rating agency, such ratings will be deemed to be the equivalent ratings used by Moody’s or Standard & Poor’s, as applicable, in such table and (c) the interest rate on the notes of such series will increase or decrease, as the case may be, such that the interest rate equals the interest rate payable on the notes of such series on the date of their issuance plus the appropriate percentage, if any, set forth opposite the rating from such substitute rating agency in the applicable table above (taking into account the provisions of clause (b) above) (plus any applicable percentage resulting from a decreased rating by the other rating agency). For so long as only one rating agency provides a rating of the notes of a series, any subsequent increase or decrease in the interest rate of such series of notes necessitated by a reduction or increase in the rating by the agency providing the rating shall be twice the percentage set forth in the applicable table above. For so long as none of Moody’s, Standard & Poor’s or a substitute rating agency provides a rating of the notes of a series, the interest rate on the notes of such series will increase to, or remain at, as the case may be, 2.00% above the interest rate payable on the notes of such series on the date of their issuance.

Any interest rate increase or decrease described above will take effect from the first day of the interest period during which a rating change requires an adjustment in the interest rate. If Moody’s or Standard & Poor’s (or, in either case, a substitute rating agency thereof) changes its rating of the notes of a series more than once during any particular interest period, the last change by such agency will control for purposes of any interest rate increase or decrease with respect to the notes of such series described above relating to such rating agency’s action.

If the interest rate payable on the notes is increased as described above the term “interest,” as used with respect to the notes, will be deemed to include any such additional interest unless the context otherwise requires.

Additional Notes

ArcelorMittal reserves the right, without the consent of the holders of the notes, to create and issue additional notes ranking equally with any series of the notes in all respects, so that such additional notes will be consolidated and form a single series with the relevant series of notes and will have the same terms as to status, redemption or otherwise as such series of the notes; provided, that such additional notes will be issued with no more than de minimis original issue discount for U.S. federal income tax purposes or be part of a qualified reopening for U.S. federal income tax purposes.

Additional Amounts

All payments of principal of, and premium (if any) and interest on the notes will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within Luxembourg, any jurisdiction in which ArcelorMittal is resident for tax purposes or, in the case of a successor entity, any jurisdiction in which such successor entity is organized or resident for tax purposes (or any political subdivision or taxing authority thereof or therein) (each, as applicable, a “Relevant Jurisdiction”), unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required, ArcelorMittal or any successor entity, as the case may be, will make such deduction or withholding, make payment of the amount so withheld to the appropriate governmental authority and will pay such additional amounts (“Additional Amounts”) as will result in receipt by the holders of such amounts as would have been received by the holders had no such withholding or deduction been required by the Relevant Jurisdiction, subject to certain exceptions specified under “Description of Debt Securities—Additional Amounts” in the accompanying prospectus.

Redemption, Exchange and Purchase

As explained below and in the accompanying prospectus under “Description of Debt Securities—Redemption, Exchange and Purchase—Redemption for Taxation Reasons,” ArcelorMittal may redeem the notes before they mature. This means that ArcelorMittal may repay them early. You have no right to require us to redeem the notes (although, under certain circumstances related to a change of control of ArcelorMittal, you may require us to acquire your notes). Unless ArcelorMittal defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Redemption at the Option of the Company

ArcelorMittal will have the right to redeem the notes of any series, in whole or in part from time to time, at our option, on at least 30 days’ but no more than 60 days’ prior written notice given to the registered holders of such series of notes to be redeemed. Upon redemption of the notes, ArcelorMittal will pay a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) of the notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 50 basis points, both in the case of the Series 2015 Notes and the Series 2019 Notes, in each case plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” means, for any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four Reference Treasury Dealer Quotations, the average of all of these quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“redemption date”, when used with respect to any security to be redeemed, means the date fixed for such redemption by or pursuant to the indenture.

“Reference Treasury Dealer” means: (i) each of Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and J.P. Morgan Securities Inc. (or their respective affiliates that are primary U.S. Government securities dealers), and their respective successors, or if at any time either of the above is not a primary U.S. Government securities dealer, one other nationally recognized investment banking firm selected by us that is a primary U.S. Government securities dealer; and (ii) one other leading primary U.S. Government securities dealer designated by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

The notice of redemption will state any conditions applicable to a redemption and the amount of notes of any series to be redeemed. If less than all the notes of any series are to be redeemed, the notes of such series to be redeemed shall be selected by the Trustee by such method as the Trustee deems fair and appropriate.

Except as described under “Description of Debt Securities—Redemption, Exchange and Purchase—Redemption for Taxation Reasons” in the accompanying prospectus, the notes will not otherwise be redeemable by us at our option prior to maturity.

Offer to Purchase upon a Change of Control

Upon the occurrence of a Change of Control, unless ArcelorMittal has exercised our right to redeem the notes as described in the accompanying prospectus under “Description of Debt Securities—Redemption, Exchange and Purchase—Redemption for Taxation Reasons,” or as described above under “—Redemption at the Option of the Company,” or unless the Change of Control Payment Date as described below would fall on or after the maturity date of the notes, the indenture provides that ArcelorMittal will make an offer to purchase all or a portion of each holder’s notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount tendered plus accrued and unpaid interest, if any, to the date of purchase.

Within 30 days following the date upon which the Change of Control occurred, or at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, ArcelorMittal will be required to send, by first class mail, a notice to each holder of notes, with a copy to the Trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date. Holders of notes electing to have notes purchased pursuant to a Change of Control Offer will be required to tender the notes in accordance with the terms of the Change of Control Offer prior to the close of business on the third Business Day prior to the Change of Control Payment Date.

On the Change of Control Payment Date, ArcelorMittal will, to the extent lawful:

•	accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent and instruct the paying agent in writing to pay an amount equal to the purchase price in respect of all notes or portions thereof so tendered; and

•	deliver or cause to be delivered to the Trustee the notes so accepted together with an officer’s certificate stating the aggregate principal amount of notes or portions thereof being purchased by us.

Upon receipt of the foregoing, the paying agent will promptly mail or wire to each holder of notes so tendered the purchase price for such notes, and the Trustee, upon instruction by the Company and in accordance with the indenture, will promptly authenticate and mail or cause to be transferred by book entry to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof. ArcelorMittal will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

ArcelorMittal shall comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the notes, ArcelorMittal shall comply with those securities laws and regulations and shall not be deemed to have breached our obligations under the Change of Control Offer provisions of the notes by virtue of any such conflict.

The Trustee is under no obligation to ascertain whether a Change of Control or any event that could lead to the occurrence of or could constitute a Change of Control has occurred, and until it has actual knowledge or express notice to the contrary, the Trustee may assume that no Change of Control or other such event has occurred.

Exchange and Purchase

ArcelorMittal may at any time make offers to the holders to exchange their notes for other bonds or notes issued by us or any other Person. In addition, ArcelorMittal and any of our Subsidiaries or affiliates may at any time purchase notes in the open market or otherwise at any price.

Cancellation

All notes that are exchanged or purchased may either be held or retransferred or resold or be surrendered for cancellation and, if so surrendered, will, together with all notes redeemed by us, be cancelled immediately and accordingly may not be reissued or resold. The Trustee will make its record of any such cancellation available for inspection to holders during its normal business hours.

Covenants

Holders of the notes will benefit from certain covenants contained in the indenture and affecting our ability to incur liens and merge with other entities. You should read the information under the heading “Description of Debt Securities—Consolidation, Merger, Conveyance or Transfer” and “Description of Debt Securities—Negative Pledge” in the accompanying prospectus.

Events of Default

Holders of the notes will have special rights if an event of default occurs. You should read the information under the heading “Description of Debt Securities—Events of Default” in the accompanying prospectus.

Amendments and Waivers

The discussion of amendments and waivers under “Description of Debt Securities—Amendments and Waivers” in the accompanying prospectus will be applicable to the notes.

Defeasance and Discharge

The discussion of defeasance and discharge under “Description of Debt Securities—Satisfaction and Discharge” and “Description of Debt Securities—Defeasance and Covenant Defeasance” in the accompanying prospectus will be applicable to the notes.

Clearance and Settlement

The notes will be issued in the form of global securities deposited in DTC. Beneficial interests in the notes may be held through DTC, Clearstream or Euroclear. For more information about global securities held by DTC through DTC, Clearstream or Euroclear, you should read “Clearance and Settlement” in the accompanying prospectus.

We expect that delivery of the notes will be made against payment therefor on or about the settlement date specified on the cover page of this prospectus supplement, which will be the fifth business day following the initial date of trading of the notes (such settlement cycle being referred to as “T+5”). Under applicable rules and regulations, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the initial trading date of the notes and the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the initial date of trading of the notes or the next succeeding business day should consult their own advisor.

The notes have been accepted for clearance through DTC, Euroclear and Clearstream systems.

Notices

As long as notes in global form are outstanding, notices to be given to holders of the notes will be given to DTC, in accordance with its applicable procedures from time to time.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Series

For purposes of giving consents or other matters in respect of which holders of our debt securities can vote or otherwise take action, each series of notes will be considered a separate series. See “Description of Debt Securities—Amendments and Waivers”, “Description of Debt Securities—Special Rules for Action by Holders” and “Description of Debt Securities—Events of Default” in the attached prospectus.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the indenture. You should refer to the indenture for the full definition of all such terms, as well as any other terms used in this prospectus supplement or the accompanying prospectus for which no definition is provided.

“Asset(s)” of any Person means, all or any part of its business, undertaking, property, assets, revenues (including any right to receive revenues) and uncalled capital, wherever situated.

A “Change of Control” shall be deemed to have occurred at each time that a Person (or a group of Persons acting in concert) other than one or more members of the Mittal Family controls or acquires control of us; provided that a Change of Control shall not be deemed to have occurred unless, within the Change of Control Period, (i) if our long-term, unsecured and unsubordinated indebtedness is rated by any one or more Rating Agencies, a Rating Downgrade in respect of that Change of Control occurs and, in the case only of such Rating Downgrade occurring within the Potential Change of Control Period, the relevant Rating Agency does not, within the Potential Change of Control Period, reverse such Rating Downgrade so that our long-term, unsecured and unsubordinated indebtedness has the same or a better credit rating attributed by such Rating Agency than before such Rating Downgrade occurred, or (ii) if our long-term, unsecured and unsubordinated indebtedness is not rated by any one or more Rating Agencies, a Negative Rating Event in respect of that Change of Control occurs; “control” means the power to direct the management and policies of an entity, whether through the ownership of voting capital, by contract or otherwise.

“Change of Control Period” means the period commencing on the earlier of (i) the date of the first public announcement of the relevant Change of Control having occurred and (ii) the first day of the Potential Change of Control Period, and ending 90 days after the date of the first public announcement of the relevant Change of Control having occurred (the “Initial End Date”), provided that if one or more Rating Agencies has on or prior to the Initial End Date publicly announced that it has placed the rating of our long-term, unsecured and unsubordinated indebtedness under consideration for rating downgrade (the “Placing on Credit Watch”), the Change of Control Period shall be extended to the earlier of (i) the later of (a) the date which falls 60 days after the date of the Placing on Credit Watch and (b) the Initial End Date or (ii) the date which falls 60 days after the Initial End Date.

“Consolidated Financial Statements” means our most recently published:

(a) audited annual consolidated financial statements, as approved by the annual general meeting of our shareholders and certified by an independent auditor; or, as the case may be,

(b) unaudited (but subject to a “review” from an independent auditor) consolidated half-year financial statements, as approved by our Board of Directors,

in each case prepared in accordance with Applicable Accounting Standards.

“Closing Date” means the date on which the notes are deposited with the Depository Trust Company, as depositary.

“Group” means our company and its Subsidiaries taken as a whole.

“Investment Grade Rating” means a rating equal to or higher than Baa3 by Moody’s (or its equivalent under any successor rating category of Moody’s), BBB- by Standard & Poor’s (or its equivalent under any successor rating category of Standard & Poor’s) and BBB- by Fitch (or its equivalent under any successor rating category of Fitch) and the equivalent investment grade credit rating from any replacement Rating Agency or Rating Agencies selected by the Company.

“Mittal Family” means Mr. and/or Mrs. L.N. Mittal and/or their family (acting directly or indirectly through trusts and/or other entities controlled by any of the foregoing).

“Negative Rating Event” means the Company does not within the Change of Control Period obtain an Investment Grade Rating for the Company’s long-term, unsecured and unsubordinated indebtedness from at least one Rating Agency.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Potential Change of Control Period” means the period commencing on the date of the first public announcement of a potential Change of Control by us, or by any actual or potential bidder or any adviser thereto, and ending on the date of the first public announcement of the relevant Change of Control.

“Rating Agency” means (1) each of Moody’s, Standard & Poor’s and Fitch; (2) if any of Moody’s, Standard & Poor’s or Fitch ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected by the Company (as certified by a certificate of officers confirming the decision of the Company’s Board of Directors) to act as a replacement rating agency for Moody’s, Standard & Poor’s or Fitch or all of them, as the case may be.

“Rating Downgrade” means the credit rating previously assigned to our long-term, unsecured and unsubordinated indebtedness by any Rating Agency is (a) withdrawn or (b) is changed from investment grade to non-investment grade (for example, from BBB- to BB+ by Standard & Poor’s, or worse) or (c) if the credit rating previously assigned by the relevant Rating Agency was below investment grade, is lowered one rating notch (for example, from BB+ to BB by Standard & Poor’s), and such Rating Agency shall have publicly announced or confirmed in writing to us that such withdrawal or downgrade is principally the result of any event or circumstance comprised in or arising as a result of, or in respect of, the Change of Control or potential Change of Control.

ADDITIONAL TAX CONSIDERATIONS

The disclosure below is complementary to and should be read in conjunction with the disclosure under the heading “Tax Considerations” in the accompanying prospectus.

United States Federal Taxation

For a general discussion of certain U.S. federal tax considerations relevant to a decision by a United States person to invest in the notes, see “Tax Considerations—United States Federal Taxation” in the accompanying prospectus.

Interest on a Note generally will be taxable to a United States person as described in the accompanying prospectus, provided that the Notes are not issued with more than a de minimis amount of original issue discount (“OID”). If the Notes are issued with more than a de minimis amount of OID, a United States person will be required to include such OID (defined as the difference between the issue price and stated redemption price at maturity of the Notes) in gross income on a constant yield-to-maturity basis over the term of the Notes (in advance of cash payments attributable to such income), regardless of whether such person uses the cash or the accrual method of tax accounting.

In certain circumstances, we may be obligated to pay additional interest as a result of adjustments to the ratings assigned to the notes. See “Description of Notes—Payments of Principal and Interest—Interest Rate Adjustment Based on Rating Events.” The obligation to make these payments may implicate the provisions of the U.S. Treasury regulations relating to “contingent payment debt instruments.” We believe that the possibility, as of the date the notes are issued, of the payment of such additional interest does not result in the notes being treated as contingent payment debt instruments under the applicable Treasury regulations. Our determination is not, however, binding on the Internal Revenue Service, which could challenge this position. If such challenge were successful, the timing, character and amount of income on the notes would be affected. Among other things, you might be required to accrue income on the notes in excess of stated interest, and you would generally be required to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note. United States persons are advised to consult their own tax advisors with respect to the effect of the interest rate adjustment provision on the U.S. federal income tax treatment of the notes.

UNDERWRITING

ArcelorMittal intends to offer the notes through the underwriters named below, for whom Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and J.P. Morgan Securities Inc. are acting as representatives. Subject to the terms and conditions of the underwriting agreement with ArcelorMittal, dated the date of this prospectus supplement, each of the underwriters has severally agreed to purchase, and ArcelorMittal has agreed to sell to each underwriter, the principal amount of notes set forth opposite the name of each underwriter:

Underwriter	Principal Amount of 2015 Notes	Principal Amount of 2019 Notes
J.P. Morgan Securities Inc.	$262,500,000	$525,000,000
Citigroup Global Markets Inc.	168,750,000	337,500,000
HSBC Securities (USA) Inc.	168,750,000	337,500,000
Deutsche Bank Securities Inc.	—	83,333,000
Goldman, Sachs & Co.	107,143,000	—
Morgan Stanley & Co. Incorporated	14,286,000	72,223,000
Santander Investment Securities Inc.	14,286,000	72,222,000
Scotia Capital (USA) Inc.	14,285,000	72,222,000

Total	$750,000,000	$1,500,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the notes initially at the offering price on the cover page of this prospectus supplement.

The underwriters may offer such notes to selected dealers at the public offering price minus a selling concession of up to 0.200% of the principal amount of the Series 2015 Notes and up to 0.300% of the principal amount of the Series 2019 Notes. In addition, the underwriters may allow, and those selected dealers may reallow, a selling concession to certain other dealers of up to 0.125% of the principal amount of the Series 2015 Notes and up to 0.180% of the principal amount of the Series 2019 Notes. After the initial offering, the underwriters may change the public offering price and other selling terms.

ArcelorMittal has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The total expenses incurred by the Company in the offering, excluding underwriting discounts and commissions, are estimated to amount to approximately $490,000.

The notes are a new issue of securities with no established trading market. ArcelorMittal has been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. ArcelorMittal cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with this offering, the underwriters may, subject to applicable laws and regulations, purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may, subject to applicable laws and regulations, impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because a representative of the underwriters has repurchased notes sold by or for the account of that underwriter in stabilizing or covering short transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time.

Alternate Settlement Cycle

It is expected that delivery of the notes will be made against payment therefor on or about the settlement date specified on the cover of this prospectus supplement, which is the fifth business day following the initial date of trading of the notes (such settlement cycle being referred to as “T+5”). You should note that trading of the notes on the initial date of trading of the notes and the next business day may be affected by the T+5 settlement. See “Description of Notes—Clearance and Settlement.”

EEA selling restriction

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “relevant member state”), each underwriter has represented and agreed that it has not made and will not make an offer of the notes to the public in that relevant member state, except that it may make an offer of the notes to the public in that relevant member state at any time under the following exemptions under the Prospectus Directive (as defined below), if they have been implemented in that relevant member state: (i) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; (iii) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or (iv) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of notes shall result in a requirement for the publication by the company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this section, the expression an “offer of the notes to the public” in relation to any notes in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and references to the “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom selling restriction

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Other relationships

The underwriters and their affiliates from time to time have provided certain investment banking, commercial banking and financial advisory services to us, for which they have received customary fees, commissions and other payments, and they may provide these services to us in the future, for which they would receive customary fees, commissions and other payments. In addition, Lakshmi Mittal, the Chairman and Chief Executive Officer of the Company, is also a member of the board of directors of Goldman, Sachs & Co.

EXPENSES OF THE OFFERING

ArcelorMittal estimates that the total expenses in connection with this offering will be as follows:

	Amount	Percentage of Net Proceeds of this Offering
SEC registration fee	$125,550	0.01
Trustee’s fees	35,000	0.00
Printing fees	15,000	0.00
Legal fees and expenses	283,973	0.03
Accountant fees and expenses	30,000	0.00

Total	$489,523	0.04%

All amounts are estimated except the SEC registration fee.

VALIDITY OF NOTES

The due authorization of the issuance of the notes and other matters governed by Luxembourg law will be passed upon for ArcelorMittal by Bonn Schmitt Steichen, its Luxembourg counsel. The validity of the notes and certain other matters of New York law will be passed upon for ArcelorMittal by Cleary Gottlieb Steen & Hamilton LLP, its United States counsel, and for the underwriters by Davis Polk & Wardwell.

$750,000,000 9.0% notes due 2015

$1,500,000,000 9.850% notes due 2019

Citi	HSBC	J.P. Morgan

Deutsche Bank Securities	Goldman, Sachs & Co.	Morgan Stanley

Santander	Scotia Capital

May 13, 2009